UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ]Form 11-K [X]Form 10-QSB
             [ ] Form N-SAR  [ ] Form N-CSR

                        For Period Ended: March 31, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                             KNOCKOUT HOLDINGS, INC.
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                             Full name of Registrant

                            100 W. Whitehall Avenue
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            Address of Principal Executive Office (Street and Number)

                               Northlake, IL 60164
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                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

         The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Oscar Turner            (708)              273-6900
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           (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         From inception at April 9, 2003 to August 2004, Knockout Holdings, Inc. (the "Company") operated as a development stage company. For the three months ended March 31, 2005 and March 31, 2004, the Company incurred net losses of $3.6 million and $1.3 million, respectively. The losses primarily reflect organizational costs related to the startup nature of the business, product development, production of the Company's household and automotive infomercials, personnel costs, facilities expense, and legal, consulting, and other professional fees.

         Net sales for the quarter ended March 31, 2005 were $272,800 with related Cost of Sales of $168,394 resulting in a Gross Profit of $104,406. The Gross profit margin was 38.2% for the period. The sales during the quarter continue to represent primarily sales for initial distribution of product into retail outlets. The Company expects gross profit margin to increase over the year as distribution to new retailers is completed. The Company had no sales or gross profit for the three months ended March 31, 2004 as it was still in the development stage.

         Selling, General and Administration (SG&A) expenses totaled $3.7 million for the three months ended March 31, 2005 compared to $1.3 million for the three months ended March 31, 2004. The increase in SG&A was driven primarily by increases in marketing and selling costs, royalty expense, professional fees, and employee related costs. During the quarter ended March 31, 2005, marketing expenses consisted primarily of costs related to spending on consumer research, infomercial production costs, and ad cost and promotional programs launched in March 2005. Year over year, the company's number of employees increased from 7 to 24.

         The Company incurred a loss for the three months ended March 31, 2005 of $3.6 million compared to a loss of $1.3 million for the three months ended March 31, 2004. As indicated above, the increase in the operating loss primarily reflects an increase in marketing, selling and royalty expenses related to the rollout of the Company's product line and an increase in staffing over the period.

         Net interest expense for the quarter ended March 31, 2005 was $19,647 related to an outstanding note payable to Galt Ventures Corporation. The Company had no debt outstanding in the year earlier period and incurred no interest expense for the quarter ended March 31, 2004.


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                             KNOCKOUT HOLDINGS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005              By: /s/ Oscar Turner
      ------------                  -----------------------------------
                                    Oscar Turner
                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.